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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL, LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Prudential plc Interim Results 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date	27 JULY 2004
		By:	CLARE STALEY
GROUP MEDIA RELATIONS MANAGER

EMBARGO: 0700 hrs, Tuesday 27 July 2004

PRUDENTIAL PLC 2004 INTERIM RESULTS

Strong start to the year across the Group

•                  Sales up 13 per cent, achieved basis operating profit up 55 per cent and statutory profit up 83 per cent

•                  Strong performances from all businesses:

•                  UK’s strengthened distribution and product mix produces 15 per cent sales growth

•                  M&G’s underlying profits up 55 per cent

•                  Jackson National Life delivers profitable growth while focusing on returning cash to the Group

•                  New business achieved profits in Asia up 23 per cent on the first half of 2003

•                  Interim dividend of 5.4 pence

Comparisons throughout this release are quoted at constant exchange rates (CER)

Results Summary	2004 H1	2003 H1
	£m	£m	%
Total Group annual premium equivalent sales	853	757	13
New business achieved profits	305	279	9
Achieved basis operating profit	563	364	55
Modified statutory basis operating profit	304	166	83
Total Group funds under management	170bn	157bn	8
Interim dividend per share	5.4p	5.3p	1.9
Shareholders’ funds – achieved profit basis	7.2bn	6.7bn	8

Commenting on the results, Jonathan Bloomer, Prudential’s Group Chief Executive said:

“Our businesses across the group are firing on all cylinders and our markets in the UK, US and Asia present great opportunities for us.

“In the first half, we worked hard to build distribution and drive sales and profits. This led to pleasing performances from all our businesses.

“We enter the second half of 2004 with a strong mix of complementary businesses, which are well placed to meet the growing needs of our 16 million customers across the world, and in doing so, deliver improving returns to our shareholders.

News release

Corporate Relations

Prudential plc

Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725

Incorporated and registered in England and Wales.  Registered office as above.  Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority.

UK insurance operations

“The UK business has delivered a strong performance, with sales up by 15 per cent. Margins were lower as we shifted the balance towards writing more unit-linked rather than with-profits business. This led to an overall increase in new business achieved profits of 2 per cent.

“The work done to strengthen our distribution channels is paying off, with increased sales through intermediaries, business to business and partnerships. In April we were appointed to the Sesame multi-tie panel, which will give us access to around a quarter of all Independent Financial Advisers in the UK. We expect to announce further panel appointments later in the year. We already have partnership agreements with Zurich, Lloyds TSB and Alliance & Leicester, and earlier this month announced a new partnership with Pearl to sell Prudential annuities to their personal pension customers.

“We also continue to introduce new products.  We are currently launching an investment bond (PruFund) to IFAs, with the customer launch planned for September. PruFund, backed by the strength of our £57 billion life fund, is rated low to medium risk and is designed to deliver higher returns than deposit accounts. This will be followed by a health insurance product from a joint venture with Discovery, which will aggressively challenge the existing players in the market.

“Uncertainty over the regulatory and economic environment, combined with low consumer confidence led us to be cautious about prospects for the UK in the first half of the year. However, we believe we are now moving into a more positive phase, where the government has provided greater clarity on price caps and distribution, and there are some signs of returning consumer confidence. We are well placed to build on this.

“In particular, the improvements in our distribution and productswill ensure that we benefit as the UK moves to a multi-tie model, where distributors will rely increasingly on a few strong providers such as Prudential to meet all their customers’ needs.

M&G

“M&G had a tremendous first half, with underlying profit growing by 55 per cent. This reflects our ability to capture the benefits of higher equity markets, as well as tightly controlled costs and continued development of new business initiatives.

“In our retail businesses, we have increased sales by 31 per cent as a result of M&G’s strong brand, broad distribution and choice of funds across fixed income, equities and, most recently, property.

“The fixed interest business has grown its profits by accessing new markets, such as private finance, and distributing innovative products with high quality earnings streams.

“We believe that M&G will remain a significant contributor of profits and capital to the Group.

Egg

“Egg continued to make good progress in the UK, delivering a £35 million profit in the first half, and winning 292,000 new customers, bringing its total number of customers to almost 3.5 million.  While the Egg Group made a profit of £1 million in the second quarter, it made a £4 million loss for the period. Earlier this month, Egg announced that it had begun to take the necessary steps to withdraw from the French market and will now focus on its successful UK business. We have been in discussions with various parties about our 79 per cent shareholding in Egg which may or may not lead to a transaction and these discussions continue.

Jackson National Life

“Jackson National Life (JNL) had an excellent first half, with sales up by 9 per cent and statutory operating profit up by 50 per cent, reflecting the emphasis it places on profitability as well as volumes.

“The company’s strong product mix, distribution model and IT capability allow us to respond quickly to changing customer needs across the economic cycle. During the first half of 2004, this meant that lower demand for fixed annuity products (as a result of low US interest rates) was offset by a 25 per cent increase in sales of variable annuities and strong growth in institutional products.

“During the first half, JNL also continued to actively and successfully manage its capital position and this, combined with the strong growth in earnings, means that, in addition to financing its own expansion, we expect it to be able to return $120 million cash to the Group this year and in future years.

“JNL is in a strong position to maintain its current level of retail sales throughout the second half of the year.

Prudential Corporation Asia

“Prudential Corporation Asia is a major force across the region. It is the largest European insurer in Asia, with 23 businesses in 12 countries. Our long-term commitment to the region has helped us to achieve the very strong presence we have today. We have a portfolio of licences, which are difficult for others to replicate and a strong multi-channel distribution network.

“In the first half of the year we continued to focus on profitable growth, with new business achieved profit up by 23 per cent on the first half of 2003.

“Insurance sales were up 12 per cent in the first half, driven up by a 21 per cent increase in the second quarter compared with the same period last year. We expect to see this momentum continue through the rest of the year.

“Asia’s results reflect the diversity of our operations across the region. In our newer operations in Korea and India sales were up by around 200 per cent, while in China, where sales in Beijing started this year, sales grew by over 50 per cent. In established markets we have seen a very good performance from Hong Kong, steady progress in Singapore and a good rebound in Malaysia in the second quarter. Meanwhile sales in Taiwan were flat and lower in Japan, as we move our focus towards more profitable products and channels.

“We have now reached a size and maturity in our Asian operations to start reaping the benefits of scale - taking the best of our IT, product and distribution developments and building on them.  We are strongly placed to take advantage of Asia’s growing market for savings and investment products. The business remains on track to return cash to the Group in 2006.

Dividend

“The board is recommending an interim dividend of 5.4 pence per share, an increase of 1.9 per cent on the previous half year.  As we said previously, we expect to grow the dividend. The level of growth for the full year will be determined after considering opportunities to invest in those areas of our business offering attractive growth prospects, our financial flexibility and the development of statutory profits over the medium to long-term.

Outlook

“We have outstanding businesses in each of our regions: the UK; Asia and the US; all of which have considerable opportunities to grow.

“In the UK, we stand to be a clear beneficiary as the market concentrates towards those financially strong companies with a broad product range and diversified distribution. In the US, we have a business that is generating high returns, and is able to fund its own expansion, as well as return cash to the Group; while in Asia, we are now an established force in one of the fastest growing regions of the world, with the ability to deliver continued strong growth.

“I am confident that we can take advantage of and build on these opportunities around the world.”

- ENDS -

Enquiries to:

Media		Investors/Analysts

Geraldine Davies	020 7548 3911	Rebecca Burrows	020 7548 3537
Clare Staley	020 7548 3719	Marina Lee-Steere	020 7548 3511

Notes to Editors:

1.               There will be a conference call today for wire services at 07:45 hosted by Jonathan Bloomer, Group Chief Executive and Philip Broadley, Group Finance Director.  Dial in telephone number: +44 (0) 20 8288 4530. Participants to quote “Prudential” to access the call.

2.               A presentation to analysts will take place this morning at 09:30 at Prudential plc, Governor’s House, Laurence Pountney Hill, London, EC4R 0HH.  An audiocast of the presentation and the presentation slides will be available on the Group’s website, www.prudential.co.uk

3.               A press conference will take place this morning at 11:45 at Prudential plc, Governor’s House, Laurence Pountney Hill, London, EC4R 0HH. If journalists wish to attend, please call the Group Press Office in advance, on 020 7548 3712.

4.               There will be a conference call today for investors at 14:30 hosted by Jonathan Bloomer, Group Chief Executive and Philip Broadley, Group Finance Director.  Dial in telephone number: +44 (0) 20 7162  0192, US dial-in: +1 334 323 6203. Participants to quote “Prudential” to access the call.

A recording of this call will be available for replay for one week.

Dial in: +44 (0) 20 8288 4459, US dial in: +1 334 323 6222,Passcode: 299252.

5.               High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

6.               An interview with Jonathan Bloomer (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 07:00 on 27 July 2004.

7.               Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

8.               The Free Asset Ratio is a common measure of financial strength in the UK for long-term insurance business.  It is the ratio of assets less liabilities (before deduction of the required regulatory minimum solvency margin) to liabilities, and is expressed as a percentage of liabilities.

9.               Total number of Prudential plc shares in issue as at 30 June 2004 was 2,022,815,445.

10.         Financial Calendar:

2004
Ex-dividend date	Wednesday 18 August
Record date	Friday 20 August
Third quarter New Business Figures	Tuesday 19 October
Payment of 2004 interim dividend	Friday 29 October
2005
Full Year New Business Figures	Wednesday 26 January
2004 Preliminary Results	Wednesday 2 March
First quarter New Business Figures	Wednesday 20 April

11.         In addition to the interim financial statements provided with this press release, additional financial schedules are available on the website at www.prudential.co.uk

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking.  By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.  As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

BUSINESS REVIEW

UK and EUROPE INSURANCE OPERATIONS

Prudential UK’s sales of £361million on an annual premium equivalent (APE) basis were 15 per cent higher than the comparative period in 2003.  In the second quarter of 2004, APE sales of £174 million were 23 per cent up on the second quarter of 2003.  This increase reflects record sales of individual annuities and corporate pension sales and a doubling of unit-linked bond sales which more than offset lower sales of with-profit bonds.

Achieved basis operating profit of £240 million was up 38 per cent on the prior year and modified statutory basis (MSB) profit of £152 million was up 10 per cent.  New business achieved profit (NBAP) of £88 million was up 2 per cent on the first half of 2003. Increased sales were offset by lower new business margins of 25 per cent (27 per cent for the first half of 2003). This is a consequence of the switch to unit-linked business from with-profits.  As we build the book and gain scale, we expect margins will be affected in the short-term. APE individual annuity sales increased by 14 per cent with single premium sales reaching almost  £1 billion in the first half of the year.

Prudential UK operates through four different distribution channels: the intermediaries channel where the focus is on distribution of a wide-range of medium to long-term savings products through retail IFAs; the business to business channel which distributes corporate pensions through work-site marketing using Prudential’s strong links with consulting actuaries and benefit advisers; the partnerships channel which has responsibility for developing relationships with banks and other distributors; and the direct to customer channel which focuses on the in-force customer base.

APE sales through the intermediaries channel were £141 million, 22 per cent higher (20 per cent higher excluding DWP rebates) than the equivalent period in 2003.  This reflected the continued strong growth in unit-linked and offshore investment sales which were more than double the level recorded in the comparative period of 2003 and result from the continued success of Prudential’s unit-linked Flexible Investment Plan.

The business to business channel continued to grow, with sales in the first half of the year up 8 per cent on the same period in 2003. APE sales of bulk annuities were £21 million, up 31 per cent on the same period last year and comprised 37 transactions.  APE sales of corporate pensions were up 5 per cent on the first half of 2003, and second quarter sales were up 40 per cent on the first quarter of 2004.

APE sales through partnership agreements were £40 million, 150 per cent higher than in the same period of 2003.  This excellent performance reflects, in particular, strong sales of annuities through our partnership with Zurich and protection products through our partnerships with Lloyds TSB and Alliance & Leicester.  On 19 July, Prudential UK announced a five-year partnership agreement with Pearl to offer Pearl’s personal pension customers (expected to be around 5000 per year) Prudential-branded annuities when their pensions mature.

APE sales through the direct to customer channel were £63 million, down 14 per cent on the prior year.  The focus of this channel is primarily on selling annuities to vesting individual pensions, an increasing proportion of which are being transacted through IFAs.

As distributors seek to maximise the value of their distribution franchise by contracting with a small number of producers with a wide range of products, Prudential has extended its product range to include unit-linked bonds, protection and equity release.  Prudential is developing an innovative new investment bond which will be launched in the second half of 2004 and subsequently will launch its health insurance product range through a joint venture with Discovery of South Africa.

At the end of June 2004, the free asset ratio of the Prudential Assurance Company long-term fund was approximately 10.7 per cent on the statutory basis without taking account of future profits or implicit items (compared with 10.5 per cent at the end of 2003).  Prudential’s long-term with-profits fund earned an investment return of 3.0 per cent in the six months to the end of June 2004 in a period of flat equity markets, compared with an expected long-term return of 3.5 per cent.

Prudential UK is building powerful underlying growth and is benefiting as the market in the UK continues to concentrate towards those financially strong companies with a strong brand, broad product range and diversified distribution.

M&G

M&G’s total operating profit including performance related fees for the first six months of 2004 was £79 million, more than double the profits generated in the same period last year.  Included in this total operating profit is a figure of £19 million relating to M&G’s share of carried interest generated by PPM Ventures. This reflects several exceptional realisations by PPM Ventures during the first half of the year that are not expected to recur.

M&G’s operating profit excluding performance fees was £59 million, an increase of 55 per cent on the previous year.  This increase reflects the many measures M&G has taken over the past few years to control its cost base, combined with higher market levels and successful new business initiatives.  Included within M&G’s operating profit are £7 million of one-off items.

M&G recorded gross retail fund inflows of £799 million in the first six months of 2004, an increase of 31 per cent on the same period last year.  Net retail fund inflows were £74 million.  In the UK, M&G has continued to maintain solid fund inflows as a result of its strong retail brand, good fund performance and diversified product offering in fixed income, equities and, most recently, property.  The success of M&G’s focused expansion into European markets has been reflected in a significant increase in sales in this area during the first half of the year.

M&G continued to develop its position as a leading innovator in fixed income and private finance during 2004.  An example of this is the successful launch of Leopard II, M&G’s second leveraged loan Collateralised Loan Obligation (CLO), which, due to investor demand, increased at closing from €300 million to €375 million. M&G’s strategy in this area remains primarily focused on earning management fees.

Gross institutional fund inflows were £1.4 billion in the first half of the year, on a par with 2003.  While fund inflows into both segregated and pooled funds have remained strong, M&G’s net fund flows during the half year were affected by a single large redemption by a segregated fixed income client during the first quarter.  As a result, net institutional fund outflows for the first six months were £164 million.  However, second quarter net fund inflows were much stronger at £716 million, due to several large mandate wins, further inflows from existing clients and the success of the Leopard II CLO.

EGG

Egg announced its interims on 22 July. Egg is an innovative financial services company, providing a range of banking and financial services products through its internet site.  Egg’s loss of £4 million reduced from £23 million at 2003 half year.

Egg’s UK Banking operation delivered a £35 million profit in the first half of 2004 despite increased competition and rising interest rates.  In the first half of 2004 Egg grew its customer base by 292,000 to almost 3.5 million.  Revenues have grown steadily quarter on quarter and were up 19 per cent for the half year on 2003.

Personal loan sales of £1.1 billion were up 60 per cent on 2003 and unsecured lending balances grew by £559 million in the first half of the year taking balances to almost £5.4 billion, up 12 per cent on 2003 year-end.  Credit quality remains strong and benchmarks continue to show Egg’s card portfolio significantly outperforms industry norms.

Egg is intent on helping people understand and manage their money more effectively through innovative technology.  Egg Money Manager, Egg’s account aggregation service, now has 250,000 registered users, making it the largest aggregation provider in Europe.

In France the operating loss was £32 million compared with £49 million in 2003.  Egg announced on 13 July that it had began to take necessary steps to withdraw from the market.  The closure costs are expected to be €170 million (£113 million) pre-tax.

JACKSON NATIONAL LIFE

Jackson National Life delivered an excellent performance in the first half of 2004, as it continued to focus on profit over top line growth and on its core strengths in product design and distribution.  At constant exchange rates (CER), total sales for the first half of 2004 were 8 per cent up on prior year, new business achieved profits were down 1 per cent and MSB operating profit was up 50 per cent. During 2003 JNL actively and successfully managed its capital position, and these strong results further strengthen that position.

The ongoing improvement in its capital position has allowed JNL to concentrate on building its retail sales, and in addition, re-enter the institutional market.  Within the retail sales area JNL’s focus is on the long-term growth of variable annuities which will benefit its capital position and further diversify its revenues. As at 31 March 2004, JNL had variable annuity net assets of $11 billion, and held the 20th largest variable annuity book by net assets (source: The VARDS Report).

In 2004, the 8 per cent growth in total sales to £2.3 billion at CER was driven by strong sales of variable annuities and institutional products. Total retail sales for the first half of 2004 of £1.7 billion were in line with prior year at CER. Variable annuity sales of £1 billion were up 25 per cent on 2003 at CER, reflecting the recovery in equity markets in the second half of 2003 and JNL’s strong product offering. JNL’s innovative unbundled variable annuity “Perspective II” was the 7th best selling contract in the market place in the first quarter of 2004.  The rate of take up of the fixed account option remained low, with 26 per cent of variable annuity premium going into fixed accounts for the first half of 2004 compared with 57 per cent for the first half of 2003, further benefiting the capital position.  This strong sales level has been achieved despite the repricing of the guaranteed minimum death benefit feature in the second half of 2003, and a 10 basis points increase in charges in May 2004 together with an increase in commissions.  In the same month JNL also launched a proprietary variable annuity sold through Fifth Third bank.

Fixed annuity sales of £573 million were down 32 per cent on prior year at CER, reflecting the continued low interest rate environment in the US and resulting lower crediting rates, which limited demand for this product. Despite the fall in volumes, JNL ranked 4th in total individual fixed annuity sales for the first quarter of 2004, up one position from the previous quarter  (source: LIMRA International).

Institutional sales for the first half of 2004 were £601 million, up 46 per cent on prior year at CER.  While the tight spread environment constrains the opportunities for sales of institutional products, JNL took advantage of several attractive issuance opportunities during the first half of 2004.  JNL’s focus for the rest of 2004 will be primarily on the retail market, and it is anticipated that growth in total retail sales in the second half of 2004 will continue to build on the strong performance delivered in the first half of the year. Sales of institutional products in the second half of 2004 are anticipated to be in the region of £225 million.

In 2003 JNL revised its life insurance offer to enhance its position through the launch of revised term and universal life products and the recruitment of a specialist life wholesaling team.  In March 2004 JNL launched its first variable universal life product.  Although life sales are small relative to annuity sales, in 2004 life sales were up 49 per cent at CER.

At constant exchange rates, new business achieved profit fell 1 per cent to £82 million, reflecting a 9 per cent increase in APE sales and a fall in margin from 37 per cent in 2003 to 34 per cent in 2004.  The fall in margin was primarily due to the net impact of economic assumption changes, together with the effect of certain targeted commission reductions effective in April and May 2003 not repeated in 2004. JNL has made revisions to the products to improve profitability, although prudently not all of these pricing improvements are yet reflected in the new business margins.  The positive net impact of the revisions to variable annuity pricing introduced in May 2004 will be seen in the second half of the year.

The strong growth in the MSB operating profit reflects JNL’s clear focus and ability to deliver improving returns. The first half of 2004 showed an increase in spread income over prior year, and higher variable annuity sales increased the fee income from this line of business.  For the first time in four years there are net investment gains on bonds reflecting the improving credit cycle and JNL’s tight management of credit risk.

As a consequence of this growth in earnings, the improved capital position and the strength of the business JNL will be increasing its remittances to the group during 2004 from the current level of $83 million to $120 million.  This level of remittances is expected to continue in future years.

In July 2004 JNL entered into an agreement to sell its subsidiary, Jackson Federal Bank (“JFB”), to Union Bank of California, N.A. (UBOC) for a consideration of £168 million. The consideration receivable by JNL is £92 million in cash and £76 million in shares of UnionBanCal Corporation, the parent company of UBOC, resulting in an internal rate of return on investment of 17 per cent.  The sale is conditional upon, among other things, regulatory approvals, and is expected to complete in the fourth quarter of 2004. The capital received as a result of the sale will be redeployed mainly to support further growth of JNL’s business.

The results for the first half of 2004 clearly demonstrate that, following careful management, JNL has emerged successfully from a period of recession and significant capital market turbulence in the US.  JNL is in a strong position and is well placed as markets in the US continue to recover.

PRUDENTIAL CORPORATION ASIA

Prudential’s Asian operations demonstrated their focus on profitability during the first half of 2004 with strong growth in achieved and MSB profits while still continuing to deliver strong new business volumes.

Sales of insurance products on an APE basis for the second quarter were up 21 per cent on 2003 (at CER) resulting in a first half increase of 12 per cent (at CER). This reflects very strong, triple digit growth from our newer operations in Korea and India, the successful launch of our Beijing Life operation in the third quarter of 2003 and continuing success in Hong Kong, particularly through the bancassurance channel.

Our Indonesian operation was up 28 per cent (at CER) from the first half of 2003 despite the bankruptcy claim which impacted on the second quarter. Malaysia reported an excellent second quarter, up 31 per cent (at CER) on the same quarter last year and 50 per cent (at CER) up on the first quarter this year. Sales in the ‘other’ category have slowed during 2004 compared with the same period in 2003 due to a steadying of the Vietnamese market on the back of four years explosive growth following liberalisation of the market.

In Taiwan, APE for the half year 2004 equalled 2003 levels (at CER) following our strategy not to pursue high volume, low margin business. We have focussed on profitability by shifting to higher margin unit linked products which comprised 39 per cent for the first half of 2004 compared with 14 per cent for the same period last year.

In the third quarter 2003 we implemented our strategy in Japan to focus on more profitable product lines and on building a high quality financial adviser channel combined with developing bank distribution relationships. While there has been steady progress in this strategy, cutting the less profitable lines has had a negative impact on headline APE growth from our Asian operations which would have been up 22 per cent (at CER) if these old product lines and distribution channels were excluded from the comparative.  As expected, there has been a positive impact on the average NBAP margin and the MSB profit from these changes.

While tied agency distribution still predominates in Asia, we continue to diversify our distribution with the proportion of sales from non-agency channels increasing from 23 per cent for the first half of 2003 to 27 per cent for the first half of 2004. This includes great success in Korea where we have pioneered direct selling via cable television. During the first half of 2004 we also commenced bancassurance distribution with E.Sun bank in Taiwan and on 22 July 2004 announced an additional distribution agreement in Singapore with Maybank.

Overall we anticipate continued good momentum through the remainder of 2004.

The impact of our focus on profitability in Asia is clear with NBAP up 23 per cent on the first half of 2003 (at CER) to £135 million.  This compares very favourably to the 3 per cent increase we reported this time last year. The average new business margin has increased to 54 per cent compared with 50 per cent at the same time last year (at CER).

Total retail mutual funds under management in Asia at 30 June 2004 were £6.9 billion, up 20 per cent on the first half of 2003. This reflects continuing strength in our established Taiwanese and Indian operations, very positive results especially relative to the market in Korea and great success in establishing what is now the 5th largest mutual fund operation in Malaysia from a green-field launch 3 years ago.

In-force achieved profits in Asia of £40 million represent a 29 per cent increase over 2003 (at CER) reflecting the net impact of an increase in unwind of discount as the in-force book continues to grow combined with a reduction in adverse experience variances, partially offset by an operating assumption change of negative £29 million.

MSB profits of £64 million (including profits from our Asian fund management operations and Asia development costs) also represent a material increase over 2003.  While this includes some one-off investment gains and a reduction in costs in Japan, it does demonstrate the increasing scale and maturity of our businesses, including the fund management operations where MSB profits for the first half of 2004 are £10 million compared with £2 million for the same period last year.

Our strategy in Asia remains firmly on track and the focus continues to be on securing long term, profitable and sustainable growth.

FINANCIAL REVIEW

Insurance and Investment Products New Business

Prudential continued to benefit from the strength of its international operations with total new business flows reaching £17.3 billion, 20 per cent ahead of the comparative last year at constant exchange rates (CER).  At reported exchange rates, total new business inflows were up 13 per cent.

Total sales of new insurance and investment products outside the UK represented 72 per cent of the Group total of £17.3 billion.

Total insurance sales were £5.6 billion up 20 per cent at CER while sales on an annual premium equivalent basis (APE) were up 13 per cent at CER to £853 million.  At reported exchange rates, total insurance sales were up 12 per cent and APE insurance sales were up 6 per cent.  Total insurance sales outside the UK were 52 per cent of the Group’s total.

Total investment products funds under management increased by 2 per cent at reported exchange rates in the six months to £31.5 billion, with net investment flows of £587 million and net market and other movements of £159 million.  Gross investment flows increased 13 per cent to £11.8 billion.

Achieved Basis Operating Profit

Total achieved basis operating profit of £563 million was up 55 per cent at constant exchange rates and at reported exchange rates (RER) was up 42 per cent.

	Half Year 2004	Half Year CER 2003	Half Year RER 2003
	£m	£m	£m
New business (NBAP)	305	279	303
Business in-force	286	164	176
Long-term business	591	443	479
Asia development expenses	(10)	(11)	(12)
Other operating results	(18)	(68)	(70)
Total	563	364	397

Group NBAP from long-term business of £305 million was up 9 per cent on prior year at CER, reflecting strong growth in our Asian operations, which were up 23 per cent on 2003.  The Group’s average new business margin fell from 37 per cent in the first half of 2003 to 36 per cent.  At reported exchange rates, NBAP was in line with 2003.

During the first half of 2004, over 70 per cent of the Group’s NBAP was generated from its overseas operations.

Total in-force achieved profit of £286 million was up 74 per cent on 2003 at CER.  At reported exchange rates, in- force achieved profit was up 63 per cent.  This resulted from strong growth in the UK and Europe Insurance Operations and the US Operations.

UK and Europe Insurance Operations

Achieved operating profit of £240 million was up 38 per cent on 2003.

New business achieved profit of £88 million was up 2 per cent on the first half of 2003, reflecting a 15 per cent increase in APE sales, offset by lower new business margins of 25 per cent compared with 27 per cent for the first half of 2003.

The decline in the margin reflects: a further decline in the sale of with-profit products; rapid growth in the sale of unit linked products; lower annuity yields compared with the first half of 2003; and the adverse effect of economic assumption changes as interest rates have risen; partially offset by a higher proportion of shareholder backed annuities.

Annuity margins continue to remain high reflecting the increasing volume of business being written in Prudential Retirement Income Limited (PRIL), Prudential’s shareholder backed annuity company owned by the Prudential Assurance Company’s (PAC) shareholder fund.  In the first half of the year, new business achieved profit from annuities accounted for more than half of the total UK new business achieved profit.  At present, Prudential writes 97 per cent of bulk annuities and 57 per cent of individual annuities in PRIL.  The remainder are written in Prudential Annuities Limited, which is owned by the PAC with-profits fund.

In-force profit of £152 million was 73 per cent higher than the first half of 2003 reflecting an increase in the unwind of discount of £31 million together with the absence of operating assumption changes of £50 million in 2003 in respect of persistency.  In 2004, there is a £15 million adverse persistency experience variance which arose from higher than expected surrenders of Prudence Bond following the increase in market value reductions free withdrawals from £10,000 to £25,000 in February, and also from personal pension policies previously sold through the now closed direct sales force.  We are taking active steps to manage and improve the conservation of in-force business and continue to monitor actual experience closely.

US Operations

In the US, achieved operating profit from long-term operations was £176 million, up 38 per cent at CER and up 21 per cent at AER.

At CER, new business achieved profit fell 1 per cent to £82 million, reflecting a 9 per cent increase in APE sales and a fall in margin from 37 per cent in 2003 to 34 per cent in 2004. At reported exchange rates, NBAP was down 13 per cent. The fall in margin was primarily due to the net impact of economic assumption changes, together with the effect of certain targeted commission reductions effective in April and May 2003 not repeated in 2004. The economic assumption changes included an increase in the risk discount rate from 6.6 per cent to 7.7 per cent reflecting the 1.1 per cent increase in the 10 year treasury rate, reductions in the projected fund earned rates and crediting rates and an increase in the separate account return assumption for variable annuity business. The new business spread for fixed annuities was 155 basis points trending to 175 basis points over five years, unchanged from 2003. JNL have made revisions to the products to improve profitability, although prudently not all of these pricing improvements are yet reflected in the new business margins. The positive net impact of the revisions to variable annuity pricing introduced in May 2004 will be seen in the second half of the year.

At CER, the in-force profit in 2004 increased significantly from £45 million to £94 million. At reported exchange rates in-force profit increased from £51 million to £94 million, primarily due to the improvement in net experience variances, including a £21 million improvement in spread variance, together with a £9 million improvement in other items. Included within other items in 2004 is a favourable legal settlement, which partially offsets market value adjustment (MVA) benefits on fixed annuities paid out in 2004.  The increase in MVA benefits in 2004 is due to the low interest rate environment resulting in unrealised gains on bonds, a portion of which is paid to policyholders when they surrender their policies. Jackson Federal Bank’s profit in 2004 was £11 million in line with prior year.

In 2004, actual net gains on bonds of £38 million compared with net losses in 2003 of £57 million.  Net gains and losses on bonds, including defaults and impairments, are included within the operating results on a five-year averaged basis with a charge in 2004 of £54 million compared with £77 million in 2003.  In the presentation of the results this £54 million charge is compared with the long-term default assumption (the risk margin reserve (RMR)) of £32 million, resulting in a negative variance of £22 million. The spread variance is then reported against the gross spread before the RMR. The £92 million positive difference between the actual net gain on bonds of £38 million for half year 2004 and the £54 million charge within operating profit is reported within the short-term fluctuations in investment returns.

Asian Operations

In Asia, achieved operating profit from long-term operations (excluding development costs) was £175 million, up 24 per cent at CER and up 9 per cent at reported exchange rates.

NBAP of £135 million for the first half of 2004 was up 23 per cent at CER.  This reflected a 12 per cent increase in APE sales combined with a 4 per cent increase in new business achieved profit margin (at CER) to 54 per cent.  The increase in margin reflected the net impact of changes in product and country mix combined with changes to economic and operating assumptions.  This includes favourable movements of 3 per cent relating to a change in country mix and 6 per cent relating to a change in product mix in Taiwan.  This was partially offset by other product mix effects combined with a revision to a number of operating and economic assumptions around the region (net negative 5 per cent).  At reported exchange rates, NBAP was up 10 per cent.

At CER, in-force profit (before development costs) was 29 per cent ahead of prior year, from £31 million to £40 million.  At reported exchange rates, in-force profit increased by 8 per cent. This increase reflected a £10 million increase in the unwind of discount and a net reduction in experience variances from negative £18 million in 2003 to positive £4 million.  This was partially offset by negative £29 million operating assumption changes which included a £14 million expense assumption change for Vietnam relating to higher infrastructure costs combined with lower sales volumes and a £7 million persistency assumption change in Singapore.

Non-insurance Operations

M&G

M&G more than doubled its total operating profit to £79 million for the first half of 2004.  This includes £19 million of carried interest generated by PPM Ventures after several exceptional realisations during the first half of the year, which are not expected to recur.  M&G’s operating profit, excluding performance fees but including £7 million of one-off items, increased to £59 million from £38 million.  This growth reflects the benefits of higher equity markets in the first half of the year (the FTSE All-Share Index averaged 20 per cent more in the first half of 2004 than in the same period in 2003) combined with successful new business initiatives.  Moreover, the many measures taken by M&G over the past few years to control its cost base have continued, allowing increased revenues to flow through to operating profit.

Egg

Egg’s UK Banking operation generated a profit of £35 million in the first half of 2004 and acquired 292,000 customers, giving it a total customer base of almost 3.5 million.  Revenue has grown steadily in each quarter and increased by 19 per cent on the same period last year.  The operating loss in France was £32 million compared to £49 million in 2003.  The total loss for the first six months was £4 million versus a £23 million loss in the first half of 2003.  Egg’s results were presented in their own report issued on 22 July.  On 13 July, Egg announced that it intended to take the necessary steps to withdraw from the French market at an expected pre-tax cost of €170 million (£113 million) to be provided in the second half of 2004.

Other

In the US, National Planning Holdings and PPM America earned profits of £9 million. Curian delivered a loss of £11 million, which reflects losses in its investment phase as funds under management continue to grow. JNL anticipates a similar loss in the second half of 2004. Together, these businesses delivered a loss of £2 million compared with a loss of £1 million in 2003.

Profit from our Asian fund management operations was £10 million, up from £2 million in the first half of 2003 reflecting their increased scale.

Asia development expenses (excluding the regional head office expenses) were £10 million compared with £12 million in the first half of 2003 and reflect the continued expansion of the business.

Other net expenditure was £101 million compared with £86 million in 2003. Investment and other income of £16 million was up £4 million on prior year. Interest expenditure during 2004 was £74 million compared with £67 million in 2003.  Corporate head office costs were £25 million compared with £19 million in 2003 and Asian regional head office costs were £18 million compared with £12 million in 2003.  The increase in the corporate head office costs reflects the substantial work being undertaken for the implementation of International Financial Reporting Standards and regulatory changes.

Achieved Profits – Profit Before Tax

Total achieved profits before tax and minority interests was £509 million compared with £177 million for the first half of 2003.  This reflects an increase in operating profit from £397 million to £563 million together with a favourable movement of £508 million due to changes in economic assumptions, offset by a £342 million net negative movement in short-term fluctuations in investment returns, from positive £316 million to negative £26 million.

The UK component of short-term fluctuations in investment returns was negative £51 million and largely relates to the PAC Life Fund, reflecting the difference between the actual rate of return of positive 3.0 per cent and the long-term assumed rate of return of 3.5 per cent for the half year.

The US component of positive £69 million included a positive £92 million in respect of the difference between actual net bond gains and the five-year average amount included in operating profit, offset by a negative £23 million in relation to changed expectations of future profitability on variable annuity business in-force due to the actual separate account return being lower than the long-term return reported within operating profit.

The Asian component of negative £44 million was primarily due to the reduced market value of bonds, as yields improved in the first half of 2004.

Favourable economic assumption changes of £21 million in 2004, compared with adverse economic assumption changes of £487 million in 2003, reflect changes in assumptions for future investment returns, risk discount rates and similar items.  Over the last year long-term expected rates of return and risk discount rates have increased.  Economic assumption changes in 2004 comprised positive £100 million for UK and Europe, negative £60 million for the US and negative £19 million for the Asian operations.

The UK component reflects increases in the risk discount rate of 0.7 per cent and in the investment return assumption of 0.7 per cent following an increase in gilt yields in the last 12 months.

The US component primarily reflects the increase in the risk discount rate following 10 year treasury bond rate rises, a reduction in the spread assumption for Equity Linked Indexed Annuities business in-force prior to 2002 and reductions in the projected fund earned and crediting rates on in-force business.

The Asian component principally reflects a change to the fund earned rate in Taiwan, reflecting the increased proportion of assets now being held in government bonds.

Achieved Profits – Profit After Tax

Profit after tax and minority interests was £314 million.  The tax charge of £188 million compares with a tax charge of £106 million in the first half of 2003.  Minority interests in the Group results were negative £7 million.

The effective tax rate at an operating level was 30 per cent.  This compares with effective rates on operating profits for the 2003 half year and full year of 32 and 34 per cent respectively.  The effective tax rate at a total achieved profit level of 37 per cent was higher than the 30 per cent effective rate on operating profits primarily due to the absence of tax relief on the amortisation of goodwill, and the impact of short-term fluctuations in investment returns and changes in economic assumptions not all of which are tax affected.

Modified Statutory Basis – Operating Profit

Total operating profit before tax on the modified statutory basis (MSB) was £304 million, £138 million up on the £166 million for the first half in 2003 at CER.  At reported exchange rates, operating profit was up £127 million.

UK and Europe Insurance Operations’ operating profit in 2004 was £152 million, £14 million above the restated 2003 half year figure.  The increase primarily reflected higher profits from PRIL, offset by lower profits from the PAC with-profits fund, primarily due to lower annual and terminal bonuses (as announced in February 2004).  The 2003 half year result has been restated for a £5 million positive adjustment in respect of the financing element of certain reinsurance contracts.  This is required by changes to the Statement of Recommended Practice (SORP) for accounting for insurance business that was issued by the Association of British Insurers in November 2003.

The US Operations’ result, which is based on US GAAP adjusted where necessary to comply with UK GAAP, of £114 million was up 50 per cent on 2003 at CER.  At reported exchange rates, operating profit was 33 per cent higher than 2003.

The increase in profits primarily reflected higher spread income, higher fee and other income and lower average realised bond losses, offset by the related increased deferred acquisition cost amortisation and a lower level of capitalised costs. In addition, the operating result includes two one-off items, a receipt of a legal settlement and an accounting adjustment arising from the adoption of SOP 03-01 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts”, which covers a number of requirements including Guaranteed Minimum Death Benefits (GMDB) provisioning. The required changes to GMDB provisioning were, however, implemented early and included in the results for the full year 2002.  These items have increased operating profit by £19 million and £8 million respectively.

The Asian Operations’ operating profit (before development expenses) was £74 million up £42 million on 2003 at CER.  At reported exchange rates, operating profit was up £38 million on 2003.  The three largest established operations (Singapore, Hong Kong and Malaysia) saw their combined MSB operating profit increase by 31 per cent to £53 million.  This was offset by expected losses in newer Asian operations, such as Japan, India and Korea as they continue to build scale and fund new business strain. The first half result benefited from a number of one-off items (including investment gains) totalling £7 million.

Modified Statutory Basis – Profit After Tax

MSB profit after tax and minority interests was £156 million reflecting a tax charge of £119 million and a £7 million charge in respect of minority interests.  Tax on operating profit was 30 per cent, whereas the effective rate of tax on total profit in 2004 was 42 per cent, compared with 30 per cent in the first half 2003 and 41 per cent at the 2003 full year.  The increase in the effective rate of tax on total profit is due to the impact of short-term fluctuations in investment returns, not all of which are tax affected.

It is anticipated that the effective rate of tax on operating profit for the full year will increase reflecting the higher proportion of profit from our US Operation which is subject to a higher tax rate.

Earnings and Dividend Per Share

Earnings per share based on achieved basis operating profit after tax and related minority interests but before amortisation of goodwill were 19.8 pence, up 6.0 pence on 2003.  Earnings per share on an MSB operating profit basis were 10.6 pence, up 4.0 pence on 2003.

The interim dividend per share of 5.4 pence represents 1.9 per cent increase on 2003 interim dividend and will be paid on 29 October 2004.

Post Balance Sheet Events

On 1 July, the sale of Prudential Assurance Company’s 15 per cent interest in Life Assurance Holding Corporation Limited to Swiss Re was announced.  The sale is expected to complete in August 2004 subject to regulatory approvals. Prudential’s share of the consideration, net of retentions, is expected to be £35 million and generate an £8 million profit on disposal.

On 2 July, Prudential announced the sale by Jackson National Life of Jackson Federal Bank, its wholly owned subsidiary, to Union Bank of California for £168 million.  The sale is conditional upon regulatory approvals and is expected to complete in the fourth quarter of 2004.  Prudential anticipates recording a £38 million profit on disposal.

On 13 July, Egg announced that it intended to take the necessary steps to withdraw from the French market at an expected cost of €170 million (£113 million) to be provided in the second half of 2004.

At the full year it is expected that the operating results of the Jackson Federal Bank and Egg France businesses will be classified as discontinued operations.

Cash Flow

The table below shows the Group holding company cash flow.  Prudential believes that this format gives a clearer presentation of the use of the Group’s resources than the FRS 1 statement required in the financial statements.

	HY 2004	HY 2003
	£m	£m

UK life fund transfer*	208	286
Cash remitted by business units	100	66
Total cash remitted to Group	308	352

Interest	(79)	(76)
Dividends	(214)	(341)
Cash remittances after interest and dividends	15	(65)

Tax received	—	40
Equity (scrip dividends and share options)	61	21
Corporate activities	(28)	44
Cash flow before investment in businesses	48	40

Capital invested in business units
Asia	(88)	(82)
UK and Europe	(28)	—
Other	—	(9)
Decrease in cash	(68)	(51)

* In respect of prior year bonus declarations

The Group received £308 million in cash remittances from business units in the first half of 2004 (2003: £352 million) comprising the statutory life fund transfer to shareholders of £208 million relating to the 2003 bonus declarations, together with dividends and loans from subsidiaries.  Prudential expects the life fund transfer to continue at broadly this level.

Dividends and loans received include £38 million from M&G and £62 million from Asia.  In the second half of 2004 a £100 million special dividend is due from the PAC shareholders’ funds in respect of profits arising from earlier business disposals.  A similar amount will also be distributed from PAC shareholders’ funds in 2005. In the second half of 2004 Jackson National Life will pay an increased annual remittance to the Group from $83 million to $120 million.  It is anticipated that the remittance from JNL will then continue at this level.

After dividends and interest paid, there was a net inflow of £15 million (2003: £65 million net outflow).  The Group paid £28 million in respect of corporate activities, which together with proceeds of £61 million from equity issuance gave rise to a total net surplus of £48 million (2003:  £40 million).

During the first half of the year the Group invested £116 million (2003: £91 million), including £88 million in its Asian operations.  For the full year 2003, £145 million was invested in Asia, and Prudential expects to invest approximately the same amount in 2004 and 2005.  Based on current plans Prudential continues to expect that its Asian operation will be a net capital provider to the Group in 2006.

In aggregate this gave rise to a decrease in cash of £68 million (2003: £51 million decrease).

Shareholders’ Borrowings and Financial Flexibility

Net core structural borrowings at 30 June 2004 were £2.2 billion, £0.1 billion up on the 2003 year end position.  This reflects the net cash outflow of £68 million referred to earlier.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s.  Prudential long-term senior debt is rated AA- (negative outlook) and A2 (stable outlook) from Standard & Poor’s and Moody’s respectively, while short-term ratings are A1+ and P-1.

The Group also has access to £1.3 billion committed bank facilities provided by 13 major international banks and a £500 million committed securities lending liquidity facility.

Prudential continues to manage its balance sheet efficiently with regard to both ratings and capital efficiency and targets its interest cover and gearing ratios to AA rating levels.

Prudential continues to manage its balance sheet actively to minimise our cost of capital and improve the regulatory treatment of our capital.  Prudential intends to take advantage of currently favourable opportunities in the retail debt markets to raise hybrid debt to pre-finance debt maturing next year.

Funds Under Management

Insurance and investment funds under management across the Group at 30 June 2004 totalled £170 billion compared with £168 billion at the end of 2003.  The total includes £141 billion of Group internal funds under management and £29 billion of external funds under management.

Shareholders’ Funds

On the achieved profits basis, which recognises the shareholders’ interest in long-term businesses, shareholders’ funds at 30 June 2004 were £7.2 billion, an increase of £0.2 billion from the 2003 year end.  The increase principally reflects retained earnings in the period.

Statutory basis shareholders’ funds at 30 June 2004 were £3.3 billion, up £0.1 billion from the 2003 year end for the same reason.

Statutory basis shareholder’s funds at 1 January 2004 have been reduced by £38 million following the implementation of UITF Abstract 38 on Accounting for ESOP Trusts.

Financial Strength of Insurance Operations

United Kingdom Long-Term Fund

A common measure of financial strength in the UK for long-term insurance business is the free asset ratio.  The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities.  On a comparable basis the free asset (or Form 9) ratio of the Prudential Assurance Company long-term fund was approximately 10.7 per cent at the end of June 2004 compared with 10.5 per cent at the end of 2003.

The valuation has been prepared on a conservative basis in accordance with the Financial Services Authority (FSA) valuation rules, and without use of implicit items. No allowance has been taken for the present value of future profits and the PAC long-term fund has not entered into any financial reinsurance contracts, with the exception of certain treaties with a value of approximately £42 million which were transferred from the Scottish Amicable Life linked fund at the end of 2002.

The Prudential Assurance Company long-term fund is very strong, with the inherited estate measured on an essentially deterministic basis of more than £6 billion at the 2003 year end.  Prudential estimates that the estate at 30 June 2004 is valued at a similar level.  On a realistic basis, with liabilities recorded on a market consistent basis calculated using the approach set out in the ABI guidance for reporting, as used to report the 2003 year end position, the value of free assets is expected to be at a similar level of around £5 billion.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.  The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority (FSA) the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached.  Furthermore, the Company expects the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

The PAC long-term fund is rated AA+ by Standard & Poor’s, Aa1 by Moody’s and A++ by AM Best Co.

Independent Review Report by KPMG Audit Plc to Prudential plc, extracted from the Interim Report 2004

“Introduction

We have been engaged by the Company to review the financial information set out on page 14 and pages 19 to 23 prepared on a modified statutory basis and the financial information set out on page 13 and pages 15 to 18 prepared on an achieved profits basis and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusion we have reached.

Directors’ Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information, issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc

Chartered Accountants

London

26 July 2004”

26

PRUDENTIAL PLC 2004 UNAUDITED INTERIM RESULTS

Results Summary	Half Year 2004 £m		Half Year 2003 £m		Full Year 2003 £m
Achieved Profits Basis Results
UK and Europe Insurance Operations	240		174		359
M&G	79		38		83
Egg	(4)		(23)		(34)
UK and Europe Operations	315		189		408
US Operations	174		144		216
Asian Operations	185		162		378
Other Income and Expenditure (including Asia development expenses)	(111)		(98)		(208)
Operating profit before amortisation of goodwill and exceptional items	563		397		794
Amortisation of goodwill	(49)		(49)		(98)
Short-term fluctuations in investment returns	(26)		316		682
Effect of changes in economic assumptions	21		(487)		(540)

Profit on ordinary activities before tax	509		177		838

Operating earnings per share	19.8	p	13.8	p	26.4	p

Shareholders’ funds	£7.2	bn	£7.1	bn	£7.0	bn

	Half Year 2004 £m		Restated Half Year 2003 £m		Restated Full Year 2003 £m
Statutory Basis Results

Operating profit before amortisation of goodwill and exceptional items	304		177		357

Profit on ordinary activities before tax	282		200		350

Operating earnings per share	10.6	p	6.6	p	12.9	p

Basic earnings per share	7.8	p	7.3	p	10.4	p

Shareholders’ funds	£3.3	bn	£3.6	bn	£3.2	bn

	Half Year 2004		Half Year 2003		Full Year 2003
Dividend Per Share	5.4	p	5.3	p	16.0	p

Insurance and Investment Funds under Management	£170	bn	£162	bn	£168	bn

Operating profit and operating earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items.  The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns.  This basis of presentation has been adopted consistently throughout this Interim Report.

Consistent with the change in policy to implement the revised ABI SORP for 2003 Full Year reporting, the statutory basis results for the 2003 Half Year have been restated.  In addition, the achieved profits and statutory basis shareholders’ funds shown above including those for the 2003 Half Year and the 2003 Full Year include the minor impact of the implementation of UITF Abstract 38 on Accounting for ESOP Trusts.

ACHIEVED PROFITS BASIS RESULTS

	Half Year 2004 £m		Half Year 2003 £m		Full Year 2003 £m
Summarised Consolidated Profit and Loss Account
UK and Europe Insurance Operations	240		174		359
M&G	79		38		83
Egg	(4)		(23)		(34)
UK and Europe Operations	315		189		408
US Operations	174		144		216
Asian Operations	185		162		378
Other Income and Expenditure (including Asia development expenses)	(111)		(98)		(208)
Operating profit before amortisation of goodwill and exceptional items	563		397		794
Amortisation of goodwill	(49)		(49)		(98)
Short-term fluctuations in investment returns	(26)		316		682
Effect of changes in economic assumptions	21		(487)		(540)
Profit on ordinary activities before tax	509		177		838
Tax	(188)		(106)		(355)
Profit for the period before minority interests	321		71		483
Minority interests	(7)		5		2
Profit for the period after minority interests	314		76		485
Dividends	(109)		(106)		(320)

Retained profit (loss) for the period	205		(30)		165

Earnings Per Share
Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £396m (£275m and £527m)	19.8	p	13.8	p	26.4	p
Adjustment for amortisation of goodwill	(2.4	)p	(2.5	)p	(4.9	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	(2.2	)p	11.7	p	23.3	p
Adjustment for post-tax effect of changes in economic assumptions	0.5	p	(19.2	)p	(20.5	)p

Based on profit for the period after minority interests of £314m (£76m and £485m)	15.7	p	3.8	p	24.3	p

Average number of shares	2,004	m	1,995	m	1,996	m

Dividend Per Share	5.4	p	5.3	p	16.0	p

TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS

Insurance Products and Investment Products

	Insurance Products			Investment Products			Total
	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
UK and Europe Operations	2,709	2,139	4,129	2,177	2,016	3,797	4,886	4,155	7,926
US Operations	2,348	2,448	4,066	—	—	—	2,348	2,448	4,066
Asian Operations	521	391	989	9,584	8,363	18,157	10,105	8,754	19,146
Group Total	5,578	4,978	9,184	11,761	10,379	21,954	17,339	15,357	31,138

Insurance Products - New Business Premiums

	Single			Regular			Annual Premium Equivalents
	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
UK and Europe Insurance Operations
Direct to customer
Individual annuities	306	367	658	—	—	—	31	37	66
Individual pensions and life	12	13	21	6	7	12	7	8	14
Department of Work and Pensions rebate business	252	280	280	—	—	—	25	28	28
Total	570	660	959	6	7	12	63	73	108
Business to Business
Corporate pensions	77	92	167	75	70	127	83	79	144
Individual annuities	94	105	224	—	—	—	9	11	22
Bulk annuities	210	157	287	—	—	—	21	16	29
Total	381	354	678	75	70	127	113	106	195
Intermediated distribution
Life	446	323	818	2	17	22	46	49	104
Individual annuities	545	390	829	—	—	—	55	39	83
Individual and corporate pensions	150	56	121	16	16	29	31	21	41
Department of Work and Pensions rebate business	92	60	103	—	—	—	9	6	10
Total	1,233	829	1,871	18	33	51	141	115	238
Partnerships	389	157	344	1	—	—	40	16	34
Europe	36	29	87	—	—	—	4	3	9
Total UK and Europe Insurance Operations	2,609	2,029	3,939	100	110	190	361	313	584
US Operations
Fixed annuities	573	953	1,375	—	—	—	57	95	138
Equity linked indexed annuities	158	112	255	—	—	—	16	11	25
Variable annuities	1,006	910	1,937	—	—	—	101	91	194
Life	—	—	—	10	8	13	10	8	13
Guaranteed Investment Contracts	32	186	183	—	—	—	3	19	18
GIC - Medium Term Notes	569	279	303	—	—	—	57	28	30
Total	2,338	2,440	4,053	10	8	13	244	252	418
Asian Operations
China	5	4	7	6	5	11	7	5	12
Hong Kong	108	76	189	35	34	83	46	42	102
India (Group’s 26% interest)	3	2	4	17	6	16	17	6	16
Indonesia	21	8	27	14	13	31	16	14	34
Japan	7	5	9	3	20	35	4	20	36
Korea	27	0	19	27	10	30	30	10	32
Malaysia	3	6	11	21	24	59	21	25	60
Singapore	96	51	181	20	26	57	30	31	75
Taiwan	30	9	28	57	64	132	60	65	135
Other	4	3	7	17	25	53	17	25	53
Total	304	164	482	217	227	507	248	243	555
Group Total	5,251	4,633	8,474	327	345	710	853	808	1,557

Annual premium equivalents are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums.

Investment Products - Funds Under Management

	1 Jan 2004	Gross Inflows	Redemptions	Market Movements	30 June 2004
	£m	£m	£m	£m	£m
UK and Europe Operations	24,192	2,177	(2,267)	340	24,442
Asian Operations	6,596	9,584	(8,907)	(181)	7,092
Group Total	30,788	11,761	(11,174)	159	31,534

ACHIEVED PROFITS BASIS RESULTS

Operating Profit before Amortisation of Goodwill and Exceptional Items

Results Analysis by Business Area	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
UK and Europe Operations
Insurance Operations:
New business	88	86	166
Business in force	152	88	193
Long-term business	240	174	359
M&G	79	38	83
Egg	(4)	(23)	(34)
Total	315	189	408
US Operations
New business	82	94	148
Business in force	94	51	71
Long-term business	176	145	219
Broker-dealer and fund management	(2)	(1)	(3)
Total	174	144	216
Asian Operations
New business	135	123	291
Business in force	40	37	74
Long-term business	175	160	365
Fund management	10	2	13
Development expenses	(10)	(12)	(27)
Total	175	150	351
Other Income and Expenditure
Investment return and other income	16	12	29
Interest payable on core structural borrowings	(74)	(67)	(143)
Corporate expenditure:
Group Head Office	(25)	(19)	(43)
Asia Regional Head Office	(18)	(12)	(24)
Total	(101)	(86)	(181)
Operating profit before amortisation of goodwill and exceptional items	563	397	794

Analysed as profits (losses) from:
New business	305	303	605
Business in force	286	176	338
Long-term business	591	479	943
Asia development expenses	(10)	(12)	(27)
Other operating results	(18)	(70)	(122)
Total	563	397	794

	Half Year 2004 £m	Restated Half Year 2003 £m	Restated Full Year 2003 £m
Summarised Consolidated Balance Sheet
Total assets less liabilities, excluding insurance funds	137,745	131,762	136,346
Less insurance funds:
Technical provisions (net of reinsurers’ share)	122,315	118,297	120,449
Fund for future appropriations	12,110	9,885	12,657
Less shareholders’ accrued interest in the long-term business	(3,902)	(3,482)	(3,765)
	130,523	124,700	129,341

Total net assets	7,222	7,062	7,005

Share capital	101	100	100
Share premium	553	550	553
Other statutory basis shareholders’ funds	2,666	2,930	2,587
Additional achieved profits basis retained profit	3,902	3,482	3,765

Shareholders’ capital and reserves	7,222	7,062	7,005

Movement in Shareholders’ Capital and Reserves
Profit for the period after minority interests	314	76	485
Exchange movements, net of related tax	(49)	(86)	(348)
New share capital subscribed	61	21	30
Dividends	(109)	(106)	(320)
Consideration paid for own shares	—	(3)	(3)
Movement in cost of own shares	—	—	1
Net increase (decrease) in shareholders’ capital and reserves	217	(98)	(155)
Shareholders’ capital and reserves at beginning of period
As originally reported	7,043	7,196	7,196
Prior year adjustment on implementation of UITF 38	(38)	(36)	(36)
As restated	7,005	7,160	7,160

Shareholders’ capital and reserves at end of period	7,222	7,062	7,005

Comprising
UK and Europe Operations:
Long-term business	3,581	3,107	3,424
M&G	341	347	336
Egg	350	353	348
	4,272	3,807	4,108
US Operations	2,568	2,705	2,490
Asian Operations	1,486	1,342	1,419
Other operations (including central goodwill and borrowings)	(1,104)	(792)	(1,012)
	7,222	7,062	7,005

Basis of Preparation of Results

The achieved profits basis results have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 “Supplementary Reporting for long-term insurance business (the achieved profits method)”.

Under this guidance, for most countries long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on fixed income securities. This “active” basis of assumption has been applied in preparing the results of the Group’s UK, European and US long-term business operations. For the Group’s Asian operations, the active basis is appropriate for business written in Japan and Korea and for US dollar denominated business written in Hong Kong. However, for countries where long-term fixed income securities markets are underdeveloped, investment return assumptions and risk discount rates are based on an assessment of long-term economic conditions.  Except for the countries listed above, the basis is appropriate for the Group’s Asian operations.

The key economic assumptions are set out below:

	Half Year 2004	Half Year 2003	Full Year 2003
UK and Europe Insurance Operations
Pre-tax expected long-term nominal rates of investment return:
UK equities	7.6%	6.9%	7.3%
Overseas equities	7.3% to 8.3%	6.2% to 7.5%	6.6% to 7.9%
Property	6.8%	6.2%	6.6%
Gilts	5.1%	4.4%	4.8%
Corporate bonds	6.1%	5.4%	5.8%
Assets of PAC with-profits fund (applying the rates listed above to the investments held by the fund)	7.1%	6.4%	6.8%
Expected long-term rate of inflation	3.1%	2.9%	3.1%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	7.1%	6.4%	6.8%
Life business	6.2%	5.6%	5.9%
Risk margin included within the risk discount rate	2.6%	2.6%	2.6%
Risk discount rate	7.7%	7.0%	7.4%

US Operations
Expected long-term spread between earned rate and rate credited to policyholders	1.75%	1.75%	1.75%
US 10 year treasury bond rate at end of period	4.6%	3.5%	4.3%
Risk margin included within the risk discount rate	3.1%	3.1%	3.1%
Risk discount rate	7.7%	6.6%	7.4%

Asian Operations
Weighted pre-tax expected long-term nominal rate of investment return	6.8%	7.2%	7.4%
Weighted expected long-term rate of inflation	3.1%	3.3%	3.4%
Weighted risk discount rate	9.9%	10.5%	10.4%

The economic assumptions shown above for the Asian Operations have been determined by weighting each country’s assumptions by reference to the achieved profits basis operating results for new business written in the relevant period.

Notes on the Unaudited Achieved Profits Basis Results

a)              The achieved profits basis results for the 2004 and 2003 Half Years are unaudited. The results for the 2003 Full Year have been derived from the achieved profits basis supplement to the Company’s statutory accounts for that year.  The supplement included an unqualified audit report from the auditors.

b)             Under the achieved profits basis, the operating profit from new business represents the profitability of new long-term insurance business written in the period and the operating profit from business in force represents the profitability of business in force at the start of the period.  These results are combined with the statutory basis results of the Group’s other operations including banking, mutual funds and other investment management business. The effects of short-term fluctuations in investment returns and of changes in economic assumptions on shareholders’ funds at the start of the reporting period are excluded from operating profit but included in total profit.  In the directors’ opinion, the achieved profits basis results provide a more realistic reflection of the performance of the Group’s long-term business operations than results under the statutory basis.

c)              The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10 per cent. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

STATUTORY BASIS RESULTS

	Restated (note 3)
	Half Year 2004 £m		Half Year 2003 £m		Full Year 2003 £m
Summarised Consolidated Profit and Loss Account
Long-term business gross premiums written (note 5)	7,526		7,301		13,781

Profit on ordinary activities before tax	282		200		350
Tax (note 6)	(119)		(59)		(144)
Profit for the period before minority interests	163		141		206
Minority interests	(7)		5		2
Profit for the period after minority interests	156		146		208
Dividends (note 7)	(109)		(106)		(320)

Retained profit (loss) for the period	47		40		(112)

Reconciliation of Operating Profit to Profit on Ordinary Activities
Operating profit before amortisation of goodwill and exceptional items and arising wholly from continuing operations	304		177		357
Amortisation of goodwill	(49)		(49)		(98)
Operating profit based on long-term investment returns	255		128		259
Short-term fluctuations in investment returns	27		72		91

Profit on ordinary activities before tax	282		200		350

Earnings Per Share
Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £212m (£132m and £257m)	10.6	p	6.6	p	12.9	p
Adjustment for amortisation of goodwill	(2.4	)p	(2.5	)p	(4.9	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	(0.4	)p	3.2	p	2.4	p
Based on profit for the period after minority interests of £156m (£146m and £208m)	7.8	p	7.3	p	10.4	p

Average number of shares	2,004	m	1,995	m	1,996	m

Dividend Per Share	5.4	p	5.3	p	16.0	p

Operating Profit before Amortisation of Goodwill and Exceptional Items

	Restated (note 3)
Results Analysis by Business Area	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
UK and Europe Operations
UK and Europe Insurance Operations	152	138	256
M&G	79	38	83
Egg	(4)	(23)	(34)
Total	227	153	305
US Operations
Jackson National Life	116	87	165
Broker-dealer and fund management	(2)	(1)	(3)
Total	114	86	162
Asian Operations
Long-term business	64	34	85
Fund Management	10	2	13
Development expenses	(10)	(12)	(27)
Total	64	24	71
Other Income and Expenditure
Investment return and other income	16	12	29
Interest payable on core structural borrowings	(74)	(67)	(143)
Corporate expenditure:
Group Head Office	(25)	(19)	(43)
Asia Regional Head Office	(18)	(12)	(24)
Total	(101)	(86)	(181)

Operating profit before amortisation of goodwill and exceptional items	304	177	357

		Restated (notes 2 and 3)
	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
Consolidated Statement of Total Recognised Gains and Losses
Profit for the financial period after minority interests	156	146	208
Exchange movements, net of related tax	(28)	(55)	(253)
Total recognised gains (losses) relating to the financial period	128	91	(45)
Prior year adjustment on implementation of UITF 38	(38)

Total gains recognised since previous Report	90

Movement in Shareholders’ Capital and Reserves
Total recognised gains (losses) relating to the financial period	128	91	(45)
New share capital subscribed	61	21	30
Dividends	(109)	(106)	(320)
Consideration paid for own shares	—	(3)	(3)
Movement in cost of own shares	—	—	1

Net increase (decrease) in shareholders’ capital and reserves	80	3	(337)
Shareholders’ capital and reserves at beginning of period
As originally reported	3,278	3,668	3,668
Prior year adjustments:
On implementation of revised ABI SORP	—	(55)	(55)
On implementation of UITF 38	(38)	(36)	(36)

As restated	3,240	3,577	3,577

Shareholders’ capital and reserves at end of period	3,320	3,580	3,240

Summarised Consolidated Balance Sheet

		Restated (notes 2 and 3)
	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
Assets
Goodwill	1,455	1,555	1,504
Investments in respect of non-linked business:
Equities	35,494	31,145	34,877
Fixed income securities	65,075	66,689	64,591
Properties	10,818	10,788	10,965
Deposits with credit institutions	3,088	4,109	4,088
Other investments (principally mortgages and loans)	5,763	5,887	5,719
	120,238	118,618	120,240
Assets held to cover linked liabilities	21,278	17,498	19,921
Reinsurers’ share of technical provisions	776	1,159	924
Banking business assets	13,203	12,104	12,629
Cash at bank and in hand	1,410	1,397	1,221
Deferred acquisition costs	2,954	3,218	2,952
Other assets	2,879	3,028	2,318

Total assets	164,193	158,577	161,709

Liabilities
Share capital	101	100	100
Share premium	553	550	553
Statutory basis retained profit	2,704	2,969	2,625
Shareholders’ capital and reserves before cost of shares held in trusts for employee incentive plans	3,358	3,619	3,278
Cost of shares held in trusts for employee incentive plans	(38)	(39)	(38)
Shareholders’ capital and reserves after cost of shares held in trusts for employee incentive plans	3,320	3,580	3,240
Minority interests	103	103	107
Subordinated liabilities (note 8)	1,313	1,363	1,322
Fund for future appropriations	12,110	9,885	12,657
Technical provisions in respect of non-linked business	101,537	101,613	101,178
Technical provisions for linked liabilities	21,554	17,843	20,195
Deferred tax	1,239	680	1,154
Debenture loans (note 8)	1,777	1,806	1,781
Other borrowings (note 8)	1,499	2,721	1,342
Banking business liabilities	12,245	11,150	11,681
Obligations of Jackson National Life under funding and stocklending arrangements	3,652	4,274	3,762
Tax	996	840	851
Dividend payable	109	106	214
Other liabilities	2,739	2,613	2,225

Total liabilities	164,193	158,577	161,709

FRS1 Consolidated Cash Flow Statement

	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
Operations
Net cash inflow from operating activities	224	55	88
Servicing of finance
Interest paid	(91)	(88)	(172)
Tax
Tax received	0	81	128
Acquisitions and disposals
Net cash inflow from disposal of European businesses	—	—	27
Equity dividends
Equity dividends paid	(214)	(341)	(447)

Net cash outflow before financing	(81)	(293)	(376)

Financing
(Redemption) issue of borrowings	(2)	811	829
Reduction in credit facility utilised by investment subsidiaries managed by PPM America	(4)	(141)	(151)
Issues of ordinary share capital	61	21	30
Net cash inflow from financing	55	691	708

Net cash (outflow) inflow for the period	(26)	398	332

The net cash (outflow) inflow was (financed) invested as follows:
Net purchases (sales) of portfolio investments	226	9	(149)
(Decrease) increase in cash and short-term deposits, net of overdrafts	(252)	389	481

	(26)	398	332

In accordance with FRS 1, this statement excludes the cash flows of long-term business funds.

The reconciliation from operating profit before amortisation of goodwill to net cash inflow from operating activities is summarised below:

	Restated (note 3)
	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
Operating profit before amortisation of goodwill	304	177	357
Add back interest charged to operating profit^	101	91	189
Adjustments for non-cash items:
Tax on long-term business profits	(106)	(67)	(150)
Amounts retained in long-term business operations and Egg, timing differences and other items	(75)	(146)	(308)
Net cash inflow from operating activities (as shown above)	224	55	88

^ This adjustment comprises interest payable on core structural borrowings, commercial paper and other borrowings, non-recourse borrowings of investment subsidiaries managed by PPM America and structural borrowings of Egg.  Interest payable on long-term business with-profits fund borrowings and other trading activities has been excluded from this adjustment.

Notes on the Unaudited Statutory Basis Results

(1)     The statutory basis results for the 2004 and 2003 Half Years are unaudited.  With the exception of the implementation of UITF 38, as described in note 2 below, the 2004 Half Year results have been prepared using the same accounting policies as were used in the 2003 statutory accounts and the 2003 Full Year results have been derived from those accounts.  The auditors have reported on the 2003 statutory accounts and they have been delivered to the Registrar of Companies. The auditors’ report was not qualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

(2)     The Company has implemented UITF Abstract 38 - “Accounting for ESOP Trusts” in preparing its 2004 Half Year results which requires the Company to present the cost of acquiring shares held in trusts for employee incentive plans as a deduction in determining shareholders’ funds. The effect of the change in policy is to reduce shareholders’ funds at 1 January 2004 from the previously published 31 December 2003 level by £38m.  Comparative figures have been restated accordingly.

(3)     For 2003 Full Year reporting, the Company implemented the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003. The only significant change related to the accounting treatment of certain reinsurance contracts. To be consistent with the change of policy,the 2003 Half Year results have been restated from the previous basis. The effect of the change in policy on the 2003 Half Year restated results is to increase pre-tax operating profit for the 2003 Half Year by £5m and to reduce shareholders’ funds at 30 June 2003 by £48m.

(4)     The long-term business profit of the UK and Europe Insurance Operations has been calculated assuming that the shareholder proportion of surplus allocated to shareholders from the with-profits business of The Prudential Assurance Company Limited remains at 10 per cent.

(5)     An analysis of long-term business gross premiums written is set out below:

	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
UK and Europe Insurance Operations	3,926	3,803	7,264
US Operations	2,505	2,604	4,369
Asian Operations	1,095	894	2,148
	7,526	7,301	13,781

(6)     The tax charge of £119m for the 2004 Half Year (2003 Half Year: £59m) comprises £37m (£26m) UK tax and £82m (£33m) overseas tax.

(7)     The interim dividend of 5.4p per share will be paid on 29 October 2004 to shareholders on the register at the close of business on 20 August 2004.  A scrip dividend alternative will be offered to shareholders.

(8)     An analysis of borrowings is set out below:

	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
Net core structural borrowings of shareholder financed operations	2,193	2,262	2,135
Add back holding company cash and short-term investments	403	364	432
Gross core structural borrowings of shareholder financed operations	2,596	2,626	2,567
Commercial paper and other borrowings to support a short-term fixed income securities reinvestment programme	1,203	1,184	1,074
Non-recourse borrowings of investment subsidiaries managed by PPM America	210	224	214
Egg debenture loans	451	451	451
UK Insurance Operations long-term business with-profits fund borrowings	109	100	120
Obligations of Jackson National Life under sale and repurchase agreements	2	1,290	—
Other borrowings of shareholder financed operations	18	15	19
	4,589	5,890	4,445
This total is recorded in the statutory basis summarised consolidated balance sheet as:
Subordinated liabilities	1,313	1,363	1,322
Debenture loans	1,777	1,806	1,781
Other borrowings	1,499	2,721	1,342
	4,589	5,890	4,445

(9)     On 1 July 2004, the sale of the Company’s 15% interest in Life Assurance Holding Corporation Limited to Swiss Re was announced. The sale is expected to complete in August 2004, subject to regulatory approvals, and the Company’s share of the consideration net of retentions is expected to be £35m.

On 2 July 2004, the Company announced the sale by Jackson National Life of Jackson Federal Bank, its wholly owned subsidiary, to Union Bank of California for US$305m (£168m). The sale is conditional upon regulatory approvals and is expected to complete in the fourth quarter of 2004.

On 13 July 2004, Egg announced that it intended to take the necessary steps to withdraw from the French Market at an expected cost of Euros 170m (£113m).

It is expected that the operating results of Jackson Federal Bank and Egg France will be classified as discontinued operations in the 2004 Full Year results.

Schedule 1

PRUDENTIAL PLC - NEW BUSINESS - HALF YEAR 2004

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK & Europe			US (1)			Asia (1)			Total
	HY 2004	HY 2003	+/- (%)	HY 2004	HY 2003	+/- (%)	HY 2004	HY 2003	+/- (%)	HY 2004	HY 2003	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	2,709	2,139	27%	2,348	2,448	(4)%	521	391	33%	5,578	4,978	12%
Total Investment Products - Gross Inflows (2)	2,177	2,016	8%	—	—	—	9,584	8,363	15%	11,761	10,379	13%
Group Total	4,886	4,155	18%	2,348	2,448	(4)%	10,105	8,754	15%	17,339	15,357	13%

INSURANCE OPERATIONS

	Single			Regular			Total			Annual Equivalents (3)
	HY 2004	HY 2003	+/- (%)	HY 2004	HY 2003	+/- (%)	HY 2004	HY 2003	+/- (%)	HY 2004	HY 2003	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m

UK Insurance Operations : (4)
Direct to Customer:
Individual Pensions	6	6	0%	5	5	0%	11	11	0%	6	6	0%
Life - With Profit Bond	6	7	(14)%	1	1	0%	7	8	(13)%	2	2	0%
Life - Other	—	—	—	—	1	—	—	1	—	—	1	—
Individual Annuities	306	367	(17)%	—	—	—	306	367	(17)%	31	37	(16)%
Sub-Total	318	380	(16)%	6	7	(14)%	324	387	(16)%	38	45	(16)%
DWP Rebates	252	280	(10)%	—	—	—	252	280	(10)%	25	28	(11)%
Total	570	660	(14)%	6	7	(14)%	576	667	(14)%	63	73	(14)%

Business to Business:
Corporate Pensions	77	92	(16)%	75	70	7%	152	162	(6)%	83	79	5%
Individual Annuities	94	105	(10)%	—	—	—	94	105	(10)%	9	11	(18)%
Bulk Annuities	210	157	34%	—	—	—	210	157	34%	21	16	31%
Total	381	354	8%	75	70	7%	456	424	8%	113	105	8%

Intermediated Distribution :
Individual Pensions	33	33	0%	11	13	(15)%	44	46	(4)%	14	16	(13)%
Corporate Pensions	117	23	409%	5	3	67%	122	26	369%	17	5	240%
Life - With Profit Bond	133	173	(23)%	—	—	—	133	173	(23)%	13	17	(24)%
Life - Other Bond	313	149	110%	—	—	—	313	149	110%	31	15	107%
Life - Other	—	1	—	2	17	(88)%	2	18	(89)%	2	17	(88)%
Individual Annuities	545	390	40%	—	—	—	545	390	40%	55	39	41%
Sub-Total	1,141	769	48%	18	33	(45)%	1,159	802	45%	132	110	20%
DWP Rebates	92	60	53%	—	—	—	92	60	53%	9	6	50%
Total	1,233	829	49%	18	33	(45)%	1,251	862	45%	141	116	22%

Partnerships :
Life - With Profit Bond	2	35	(94)%	—	—	—	2	35	(94)%	0	4	(100)%
Life - Other	339	118	187%	1	—	—	340	118	188%	35	12	192%
Individual Annuities	48	4	1100%	—	—	—	48	4	1100%	5	0	—
Total	389	157	148%	1	—	—	390	157	148%	40	16	150%

Total :
Individual Pensions	39	39	0%	16	18	(11)%	55	57	(4)%	20	22	(9)%
Corporate Pensions	194	115	69%	80	73	10%	274	188	46%	99	85	16%
Life - With Profit Bond	141	215	(34)%	1	1	0%	142	216	(34)%	15	23	(35)%
Life - Other Bond	313	149	110%	—	—	—	313	149	110%	31	15	107%
Life - Other	339	119	185%	3	18	(83)%	342	137	150%	37	30	23%
Individual Annuities	993	866	15%	—	—	—	993	866	15%	99	87	14%
Bulk Annuities	210	157	34%	—	—	—	210	157	34%	21	16	31%
Sub-Total	2,229	1,660	34%	100	110	(9)%	2,329	1,770	32%	323	276	17%
DWP Rebates	344	340	1%	—	—	—	344	340	1%	34	34	0%
Total UK Insurance Operations	2,573	2,000	29%	100	110	(9)%	2,673	2,110	27%	357	310	15%

European Insurance Operations : (1)
Insurance Products	36	29	24%	—	—	—	36	29	24%	4	3	33%
Total European Insurance Operations	36	29	24%	—	—	—	36	29	24%	4	3	33%

Total UK & European Insurance Operations	2,609	2,029	29%	100	110	(9)%	2,709	2,139	27%	361	313	15%

US Insurance Operations : (1)
Fixed Annuities	573	953	(40)%	—	—	—	573	953	(40)%	57	95	(40)%
Equity-Linked Indexed Annuities	158	112	41%	—	—	—	158	112	41%	16	11	45%
Variable Annuities	1,006	910	11%	—	—	—	1,006	910	11%	101	91	11%
Life	—	—	—	10	8	25%	10	8	25%	10	8	25%
Sub-Total Retail	1,737	1,975	(12)%	10	8	25%	1,747	1,983	(12)%	184	206	(11)%
Guaranteed Investment Contracts	32	186	(83)%	—	—	—	32	186	(83)%	3	19	(84)%
GIC - Medium Term Note	569	279	104%	—	—	—	569	279	104%	57	28	104%
Total US Insurance Operations	2,338	2,440	(4)%	10	8	25%	2,348	2,448	(4)%	244	252	(3)%

Asian Insurance Operations : (1)
China	5	4	25%	6	5	20%	11	9	22%	7	5	40%
Hong Kong	108	76	42%	35	34	3%	143	110	30%	46	42	10%
India (@26%)	3	2	50%	17	6	183%	20	8	150%	17	6	183%
Indonesia	21	8	163%	14	13	8%	35	21	67%	16	14	14%
Japan	7	5	40%	3	20	(85)%	10	25	(60)%	4	20	(80)%
Korea	27	—	—	27	10	170%	54	10	440%	30	10	200%
Malaysia	3	6	(50)%	21	24	(13)%	24	30	(20)%	21	25	(16)%
Singapore	96	51	88%	20	26	(23)%	116	77	51%	30	31	(3)%
Taiwan	30	9	233%	57	64	(11)%	87	73	19%	60	65	(8)%
Other (5)	4	3	33%	17	25	(32)%	21	28	(25)%	17	25	(32)%
Total Asian Insurance Operations	304	164	85%	217	227	(4)%	521	391	33%	248	243	2%

Group Total	5,251	4,633	13%	327	345	(5)%	5,578	4,978	12%	853	808	6%

Schedule 2

PRUDENTIAL PLC - NEW BUSINESS - HALF YEAR 2004

INVESTMENT OPERATIONS

	Opening FUM	Gross inflows	Redemptions	Net inflows	Other movements	Market & currency movements	Net movement in FUM	Closing FUM

2004
M&G
M&G branded retail investment products	8,819	722	(635)	87	—	157	244	9,063
Prudential branded UK retail investment products (6)	1,325	77	(90)	(13)	—	17	4	1,329
M&G institutional (7)	14,048	1,378	(1,542)	(164)	(41)	207	2	14,050
Total M&G	24,192	2,177	(2,267)	(90)	(41)	381	250	24,442

Asia
India	2,049	4,408	(4,332)	76	(17)	(73)	(14)	2,035
Taiwan	2,666	3,549	(3,599)	(50)	—	(25)	(75)	2,591
Korea	933	1,044	(807)	237	(21)	(16)	200	1,133
Other Mutual Fund Operations	752	542	(153)	389	—	(24)	365	1,117
Total Asian Mutual Fund Operations	6,400	9,543	(8,891)	652	(38)	(138)	476	6,876
Hong Kong MPF Products (8)	196	41	(16)	25	—	(5)	20	216
Total Asian Investment Operations	6,596	9,584	(8,907)	677	(38)	(143)	496	7,092

Total Investment Products	30,788	11,761	(11,174)	587	(79)	238	746	31,534

	Opening FUM	Gross inflows	Redemptions	Net inflows	Other movements	Market & currency movements	Net movement in FUM	Closing FUM

2003
M&G
M&G branded retail investment products	7,587	534	(401)	133	—	394	527	8,114
Prudential branded UK retail investment products (6)	1,137	76	(79)	(3)	—	61	59	1,196
M&G institutional (4) (7)	11,560	1,406	(702)	704	—	757	1,461	13,021
Total M&G	20,284	2,016	(1,182)	834	—	1,212	2,047	22,331

Asia
India	1,372	3,333	(3,084)	249	(16)	65	298	1,670
Taiwan	2,425	3,609	(3,520)	89	—	(24)	65	2,490
Korea	993	1,043	(1,083)	(40)	(13)	(6)	(59)	934
Other Mutual Fund Operations	306	339	(36)	303	—	18	321	627
Total Asian Mutual Fund Operations	5,096	8,324	(7,723)	601	(29)	53	625	5,721
Hong Kong MPF Products (8)	136	39	(11)	27	—	2	29	165
Total Asian Investment Operations	5,232	8,363	(7,734)	628	(29)	55	654	5,886

Total Investment Products	25,516	10,379	(8,916)	1,462	(29)	1,267	2,701	28,217

	Opening FUM	Gross inflows	Redemptions	Net inflows	Other movements	Market & currency movements	Net movement in FUM	Closing FUM

2004 movement relative to 2003
M&G
M&G branded retail investment products	16%	35%	(58)%	(35)%	—	(60)%	(54)%	12%
Prudential branded UK retail investment products (6)	17%	1%	(14)%	(333)%	—	(72)%	(93)%	11%
M&G institutional (4) (7)	22%	(2)%	(120)%	(123)%	—	(73)%	(100)%	8%
Total M&G	19%	8%	(92)%	(111)%	—	(69)%	(88)%	9%

Asia
India	49%	32%	(40)%	(69)%	(6)%	(212)%	(105)%	22%
Taiwan	10%	(2)%	(2)%	(156)%	—	(4)%	(215)%	4%
Korea	(6)%	0%	25%	693%	(62)%	(167)%	439%	21%
Other Mutual Fund Operations	146%	60%	(325)%	28%	—	(233)%	14%	78%
Total Asian Mutual Fund Operations	26%	15%	(15)%	8%	(31)%	(360)%	(24)%	20%
Hong Kong MPF Products (8)	44%	5%	(45)%	(7)%	—	(350)%	(31)%	31%
Total Asian Investment Operations	26%	15%	(15)%	8%	(31)%	(360)%	(24)%	20%

Total Investment Products	21%	13%	(25)%	(60)%	(172)%	(81)%	(72)%	12%

US (9)

	HY 2004	HY 2003	+/- (%)
	£m	£m

US Banking Products
Total Deposit Liabilities	612	650	(6)%
Retail Assets	658	705	(7)%

Curian Capital
External Funds under Management	342	—	—

Schedule 3

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 2 2004 VERSUS QUARTER 2 2003

INSURANCE OPERATIONS

	Single			Regular			Total			Annual Equivalents (3)
	Q2 2004	Q2 2003	+/- (%)	Q2 2004	Q2 2003	+/- (%)	Q2 2004	Q2 2003	+/- (%)	Q2 2004	Q2 2003	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m

UK Insurance Operations: (4)
Direct to Customer:
Individual Pensions	3	3	0%	2	3	(33)%	5	6	(17)%	2	3	(33)%
Life - With Profit Bond	3	3	0%	—	—	—	3	3	0%	0	0	0%
Life - Other	—	—	—	—	1	—	—	1	—	—	1	—
Individual Annuities	155	158	(2)%	—	—	—	155	158	(2)%	16	16	0%
Sub-Total	161	164	(2)%	2	4	(50)%	163	168	(3)%	18	20	(10)%
DWP Rebates	—	—	—	—	—	—	—	—	—	—	—	—
Total	161	164	(2)%	2	4	(50)%	163	168	(3)%	18	20	(10)%

Business to Business:
Corporate Pensions	37	42	(12)%	45	46	(2)%	82	88	(7)%	49	50	(2)%
Individual Annuities	46	43	7%	—	—	—	46	43	7%	5	4	25%
Bulk Annuities	70	86	(19)%	—	—	—	70	86	(19)%	7	9	(22)%
Total	153	171	(11)%	45	46	(2)%	198	217	(9)%	60	63	(5)%

Intermediated Distribution:
Individual Pensions	17	16	6%	5	7	(29)%	22	23	(4)%	7	9	(22)%
Corporate Pensions	52	11	373%	3	1	200%	55	12	358%	8	2	300%
Life - With Profit Bond	79	65	22%	—	—	—	79	65	22%	8	7	14%
Life - Other Bond	172	75	129%	—	—	—	172	75	129%	17	8	113%
Life - Other	—	—	—	1	9	(89)%	1	9	(89)%	1	9	(89)%
Individual Annuities	318	151	111%	—	—	—	318	151	111%	32	15	113%
Sub-Total	638	318	101%	9	17	(47)%	647	335	93%	73	49	49%
DWP Rebates	—	—	—	—	—	—	—	—	—	—	—	—
Total	638	318	101%	9	17	(47)%	647	335	93%	73	49	49%

Partnerships :
Life - With Profit Bond	—	9	—	—	—	—	—	9	—	—	1	—
Life - Other	175	67	161%	1	—	—	176	67	163%	19	7	171%
Individual Annuities	25	4	525%	—	—	—	25	4	525%	3	0	—
Total	200	80	150%	1	—	—	201	80	151%	21	8	163%

Total :
Individual Pensions	20	19	5%	7	10	(30)%	27	29	(7)%	9	12	(25)%
Corporate Pensions	89	53	68%	48	47	2%	137	100	37%	57	52	10%
Life - With Profit Bond	82	77	6%	—	—	—	82	77	6%	8	8	0%
Life - Other Bond	172	75	129%	—	—	—	172	75	129%	17	8	113%
Life - Other	175	67	161%	2	10	(80)%	177	77	130%	20	17	18%
Individual Annuities	544	356	53%	—	—	—	544	356	53%	54	36	50%
Bulk Annuities	70	86	(19)%	—	—	—	70	86	(19)%	7	9	(22)%
Sub-Total	1,152	733	57%	57	67	(15)%	1,209	800	51%	172	140	23%
DWP Rebates	—	—	—	—	—	—	—	—	—	—	—	—
Total UK Insurance Operations	1,152	733	57%	57	67	(15)%	1,209	800	51%	172	140	23%

European Insurance Operations : (1)
Insurance Products	18	17	6%	—	—	—	18	17	6%	2	2	0%
Total European Insurance Operations	18	17	6%	—	—	—	18	17	6%	2	2	0%

Total UK & European Insurance Operations	1,170	750	56%	57	67	(15)%	1,227	817	50%	174	142	23%

US Insurance Operations : (1)
Fixed Annuities	241	421	(43)%	—	—	—	241	421	(43)%	24	42	(43)%
Equity-Linked Indexed Annuities	87	68	28%	—	—	—	87	68	28%	9	7	29%
Variable Annuities	533	468	14%	—	—	—	533	468	14%	53	47	13%
Life	—	—	—	7	5	40%	7	5	40%	7	5	40%
Sub-total Retail	861	957	(10)%	7	5	40%	868	962	(10)%	93	101	(8)%
Guaranteed Investment Contracts	13	186	(93)%	—	—	—	13	186	(93)%	1	19	(95)%
GIC - Medium Term Note	277	279	(1)%	—	—	—	277	279	(1)%	28	28	0%
Total US Insurance Operations	1,151	1,422	(19)%	7	5	40%	1,158	1,427	(19)%	122	147	(17)%

Asian Insurance Operations : (1)
China	2	3	(33)%	3	3	0%	5	6	(17)%	4	3	33%
Hong Kong	56	42	33%	19	20	(5)%	75	62	21%	25	25	0%
India (@26%)	1	—	—	6	2	200%	7	2	250%	6	2	200%
Indonesia	7	5	40%	5	8	(38)%	12	13	(8)%	6	9	(33)%
Japan	4	2	100%	1	8	(88)%	5	10	(50)%	2	8	(75)%
Korea	9	—	—	14	5	180%	23	5	360%	15	5	200%
Malaysia	2	3	(33)%	13	11	18%	15	14	7%	13	12	8%
Singapore	46	22	109%	10	14	(29)%	56	36	56%	15	16	(6)%
Taiwan	20	8	150%	27	17	59%	47	25	88%	29	18	61%
Other (5)	2	2	0%	9	13	(31)%	11	15	(27)%	9	13	(31)%
Total Asian Insurance Operations	149	87	71%	107	101	6%	256	188	36%	122	110	11%

Group Total	2,470	2,259	9%	171	173	(1)%	2,641	2,432	9%	418	399	5%

INVESTMENT OPERATIONS

	M&G (4) (7)			Asia Mutual Funds			Hong Kong MPF Products (8)			Total Investment Products
	Q2 2004	Q2 2003	+/- (%)	Q2 2004	Q2 2003	+/- (%)	Q2 2004	Q2 2003	+/- (%)	Q2 2004	Q2 2003	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m

Opening FUM	23,658	20,677	14%	6,741	5,022	34%	206	151	36%	30,605	25,850	18%

Gross inflows	1,455	832	75%	4,652	4,552	2%	24	21	14%	6,131	5,405	13%
Less redemptions	(659)	(627)	(5)%	(4,293)	(3,853)	(11)%	(12)	(8)	(50)%	(4,964)	(4,488)	(11)%
Net flows	796	205	288%	359	699	(49)%	12	12	0%	1,167	916	27%
Other movements	(139)	(4)		(13)	(16)	19%	—	—	—	(152)	(20)
Market and currency movements	127	1,452	(91)%	(211)	16		(2)	2	(200)%	(86)	1,470	(106)%

Net movement in FUM	784	1,653	(53)%	135	699	(81)%	10	14	(29)%	929	2,367	(61)%

Closing FUM	24,442	22,331	9%	6,876	5,721	20%	216	165	31%	31,534	28,217	12%

Schedule 4

PRUDENTIAL PLC - NEW BUSINESS - QUARTER 2 2004 VERSUS QUARTER 1 2004

INSURANCE OPERATIONS

	Single			Regular			Total			Annual Equivalents (3)
	Q2 2004	Q1 2004	+/- (%)	Q2 2004	Q1 2004	+/- (%)	Q2 2004	Q1 2004	+/- (%)	Q2 2004	Q1 2004	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m

UK Insurance Operations : (4)
Direct to Customer:
Individual Pensions	3	3	0%	2	2	0%	5	5	0%	2	2	0%
Life - With Profit Bond	3	3	0%	—	—	—	3	3	0%	0	0	—
Individual Annuities	155	151	3%	—	—	—	155	151	3%	16	15	7%
Sub-Total	161	157	3%	2	2	0%	163	159	3%	18	18	0%
DWP Rebates	—	252	—	—	—	—	—	252	—	—	25	0%
Total	161	409	(61)%	2	2	0%	163	411	(60)%	18	43	(58)%

Business to Business:
Corporate Pensions	37	40	(8)%	45	31	45%	82	71	15%	49	35	40%
Individual Annuities	46	48	(4)%	—	—	—	46	48	(4)%	5	5	0%
Bulk Annuities	70	139	(50)%	—	—	—	70	139	(50)%	7	14	(50)%
Total	153	227	(33)%	45	31	45%	198	258	(23)%	60	54	11%

Intermediated Distribution :
Individual Pensions	17	16	6%	5	5	0%	22	21	5%	7	7	0%
Corporate Pensions	52	65	(20)%	3	2	50%	55	67	(18)%	8	9	(11)%
Life - With Profit Bond	79	54	46%	—	—	—	79	54	46%	8	5	60%
Life - Other Bond	172	142	21%	—	—	—	172	142	21%	17	14	21%
Life - Other	—	—	—	1	1	0%	1	1	0%	1	1	0%
Individual Annuities	318	228	39%	—	—	—	318	228	39%	32	23	39%
Sub-Total	638	505	26%	9	8	13%	647	513	26%	73	59	24%
DWP Rebates	—	92	—	—	—	—	—	92	0%	—	9	—
Total	638	597	7%	9	8	13%	647	605	7%	73	68	7%

Partnerships :
Life - With Profit Bond	—	1	—	—	—	—	—	1	—	—	0	—
Life - Other	175	164	7%	1	—	—	176	164	7%	19	16	19%
Individual Annuities	25	23	9%	—	—	—	25	23	9%	3	2	50%
Total	200	188	6%	1	—	—	201	188	7%	21	19	11%

Total :
Individual Pensions	20	19	5%	7	7	0%	27	26	4%	9	9	0%
Corporate Pensions	89	105	(15)%	48	33	45%	137	138	(1)%	57	44	30%
Life - With Profit Bond	82	58	41%	—	—	—	82	58	41%	8	6	33%
Life - Other Bond	172	142	21%	—	—	—	172	142	21%	17	14	21%
Life - Other	175	164	7%	2	1	100%	177	165	7%	20	17	18%
Individual Annuities	544	450	21%	—	—	—	544	450	21%	54	45	20%
Bulk Annuities	70	139	(50)%	—	—	—	70	139	(50)%	7	14	(50)%
Sub-Total	1,152	1,077	7%	57	41	39%	1,209	1,118	8%	172	149	15%
DWP Rebates	—	344	—	—	—	—	—	344	—	—	34	—
Total UK Insurance Operations	1,152	1,421	(19)%	57	41	39%	1,209	1,462	(17)%	172	183	(6)%

European Insurance Operations : (1)
Insurance Products	18	19	(5)%	—	1	—	18	20	(10)%	2	3	(33)%
Total European Insurance Operations	18	19	(5)%	—	1	—	18	20	(10)%	2	3	(33)%

Total UK & European Insurance Operations	1,170	1,440	(19)%	57	42	36%	1,227	1,482	(17)%	174	186	(6)%

US Insurance Operations : (1)
Fixed Annuities	241	332	(27)%	—	—	—	241	332	(27)%	24	33	(27)%
Equity-Linked Indexed Annuities	87	71	23%	—	—	—	87	71	23%	9	7	29%
Variable Annuities	533	473	13%	—	—	—	533	473	13%	53	47	13%
Life	—	—	—	7	3	133%	7	3	133%	7	3	133%
Sub-total Retail	861	876	(2)%	7	3	133%	868	879	(1)%	93	91	2%
Guaranteed Investment Contracts	13	19	(32)%	—	—	—	13	19	(32)%	1	2	(50)%
GIC - Medium Term Note	277	292	(5)%	—	—	—	277	292	(5)%	28	29	(3)%
Total US Insurance Operations	1,151	1,187	(3)%	7	3	133%	1,158	1,190	(3)%	122	122	0%

Asian Insurance Operations : (1)
China	2	3	(33)%	3	3	0%	5	6	(17)%	4	3	33%
Hong Kong	56	52	8%	19	16	19%	75	68	10%	25	21	19%
India (@26%)	1	1	0%	6	11	(45)%	7	12	(42)%	6	11	(45)%
Indonesia	7	13	(46)%	5	9	(44)%	12	22	(45)%	6	10	(40)%
Japan	4	3	33%	1	2	(50)%	5	5	0%	2	2	0%
Korea	9	18	(50)%	14	13	8%	23	31	(26)%	15	15	0%
Malaysia	2	2	0%	13	8	63%	15	10	50%	13	8	63%
Singapore	46	50	(8)%	10	10	0%	56	60	(7)%	15	15	0%
Taiwan	20	10	100%	27	30	(10)%	47	40	18%	29	31	(6)%
Other (5)	2	2	0%	9	8	13%	11	10	10%	9	8	13%
Total Asian Insurance Operations	149	154	(3)%	107	110	(3)%	256	264	(3)%	122	125	(2)%

Group Total	2,470	2,781	(11)%	171	155	10%	2,641	2,936	(10)%	418	433	(3)%

INVESTMENT OPERATIONS

	M&G (4) (7)			Asia Mutual Funds			Hong Kong MPF Products (8)			Total Investment Products
	Q2 2004	Q1 2004	+/- (%)	Q2 2004	Q1 2004	+/- (%)	Q2 2004	Q1 2004	+/- (%)	Q2 2004	Q1 2004	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m

Opening FUM	23,658	24,192	(2)%	6,741	6,400	5%	206	196	5%	30,605	30,788	(1)%

Gross inflows	1,455	722	102%	4,652	4,892	(5)%	24	17	41%	6,131	5,631	9%
Less redemptions	(659)	(1,608)	59%	(4,293)	(4,599)	7%	(12)	(5)	(140)%	(4,964)	(6,212)	20%
Net flows	796	(886)	190%	359	293	23%	12	12	0%	1,167	(581)	301%
Other movements	(139)	98	(242)%	(13)	(25)	48%	—	—	—	(152)	73	(308)%
Market and currency movements	127	254	(50)%	(211)	73	(389)%	(2)	(2)	0%	(86)	325	(126)%

Net movement in FUM	784	(534)	247%	135	341	(60)%	10	10	0%	929	(183)	608%

Closing FUM	24,442	23,658	3%	6,876	6,741	2%	216	206	5%	31,534	30,605	3%

Notes to Schedules :

(1)   Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.82 (2003 - 1.61). A comparison between the results at actual exchange rates and at constant exchange rates is given in the press release. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(2)   Represents cash received from sale of investment products.

(3)   Annual Equivalents, calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

(4)   Investment mandates previously reported as UK Corporate Pensions in 2003 are reported as M&G institutional funds under management. The impact of this is to reduce UK Corporate pensions APE sales by £16m for the first half of 2003 and by £32m for the full year 2003.

(5)   In Asia, ‘Other’ insurance operations include Thailand, The Philippines and Vietnam.

(6)   Scottish Amicable and Prudential branded Investment Products.

(7)   Balance includes segregated pensions fund business, private finance flows and M&G South Africa institutional business. M&G institutional funds under management for Q2 2003 have been restated to include funds managed on behalf of the Prudential Staff Pension Scheme previously categorised as internal funds.  Other movements reflect the net flows arising from the cash portion of a tactical asset allocation fund managed in South Africa.

(8)   Mandatory Provident Fund product sales in Hong Kong are included at Prudential’s 36% interest of the Hong Kong MPF operation.

(9)   Balance sheet figures have been calculated at closing exchange rates.